SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)

Merchants Bancshares, Inc.

Common Stock

Cusip Number 588448100

Item 1

a.	Name of Issuer:

Merchants Bancshares, Inc.

b.	Address of Issuer's Principal Executive offices:

275 Kennedy Drive S. Burlington, VT 05403

Item 2

a.	Name of Person Filing:

The Merchants Bank 401(k) ESOP Administration Committee Tax I.D. #03-0284573

b.	Address of Principal Business Office or, if none, Residence:

275 Kennedy Drive S. Burlington, VT 05403

c.	Citizenship:

U.S.A.

d.	Title of Class of Securities:

Common Stock

e.	CUSIP Number

588448100

Item 3

Person Filing is a:

f.	Employee Benefit Plan (401(k) Employee Stock Ownership Plan)

Item 4	Ownership

a.	Amount Beneficially Owned:

As of December 31, 2010, 388,937.934 shares were owned by The Merchants Bank 401(k) Employee Stock Ownership Plan.

b.	Percent of Class:

6.29%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote *

ii.	Shared power to vote or to direct the vote *

iii.	Sole power to dispose or to direct the disposition of *

iv.	Shared power to dispose or to direct the disposition of *

The Merchants Bank 401(k) ESOP holds shares of Merchants Bancshares, Inc. for the benefit of the employee participants. If employee participants do not vote their shares, the 401(k) ESOP Administration Committee will vote their shares in accordance with the standard provisions of Section 404 of the Employee Retirement Income Security Act of 1974.

Item 5	Ownership of Five Percent or Less of a Class:

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The Merchants Bank 401(k) Employee Stock Ownership Plan is composed of employee participants who receive all dividends from, and the proceeds from the sale of said securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

See Exhibit 1

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/s/ Janet P. Spitler
Signature

Janet P. Spitler, Chief Financial Officer, and Member of Retirement Plan Administration Committee.

Exhibit 1

Name	Position with Merchants Bancshares	Position with Bank

Michael W. Breen		VP & Corporate Banking Officer

Thomas R. Havers		SVP & Senior Operations & Information System Officer

Janet P. Spitler	SVP	SVP & CFO

David J. Bosworth		Trust Investment Officer, Merchants Trust Company

Andrew J. Kloeckner		VP & Deposit Compliance Officer

Darcy L. Cunningham		VP & Market Manager

Timothy P. Brisson		Bank Information Officer